SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

— Press Release dated March 23, 2007;
— Notice of a change in the share capital of Enel S.p.A. dated March 13, 2007.

Press Release
NEGOTIATIONS UNDER WAY BETWEEN ENEL AND ACCIONA
Rome, March 23, 2007 — Enel S.p.A. (Enel) and its wholly-owned subsidiary Enel Energy Europe S.r.l. (EEE) inform that negotiations with Acciona S.A. (Acciona) are at an advanced stage, even though, up to now, they have not yet come to a final agreement.
The negotiations regard the possible development of a joint project on Endesa S.A. (Endesa) should E.ON’s A.G. (E.ON) public tender offer not reach 50% of the share capital of Endesa.
The implementation of such a project would involve, in compliance with current Spanish laws and regulations, the joint formulation between Enel and Acciona of a voluntary public tender offer for the entire share capital of Endesa.
It is restated that, although negotiations with Acciona are advancing positively, to this moment no definitive agreement has yet been reached. As soon as this agreement is reached, Enel will provide to inform the public immediately.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between February 12, 2007 and February 26, 2007 — of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between February 12, 2007 and February 26, 2007 a total of 531,037 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 58,500 shares regarding the Stock-option Plan for the year 2002, (ii) 152,037 shares regarding the Stock-option Plan for the year 2003 and (iii) 320,500 shares regarding the Stock-option Plan for the year 2004. The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004).
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on March 13, 2007.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value	Euro	N. of shares	Par value
			each			each
Total	6,181,108,564	6,181,108,564	1 Euro	6,180,577,527	6,180,577,527	1 Euro
Of which:

Ordinary shares	6,181,108,564	6,181,108,564	1 Euro	6,180,577,527	6,180,577,527	1 Euro
(rank for dividend pari passu: January 1, 2006) current coupon number 9

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: March 23, 2007